Exhibit 4.1

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAYBE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

Issue Date: October 28, 2016

Principal Amount:

Interest Rate: 5% per annum

Maturity Date: April 28, 2017

Original Issue Discount: 16.67%

PROMISSORY NOTE

FOR VALUE RECEIVED, NuGene International, Inc. a Nevada corporation (hereinafter called the “Borrower”), hereby promises to pay to the order of Kodiak Capital Group, LLC or its registered assigns (the “Holder”) the sum of $120,000 together with any interest as set forth herein, on April 28, 2017 (the “Maturity Date”), and to pay interest on the unpaid principal balance hereof at the rate of five percent (5%) per annum (the “Interest Rate”) until the same becomes due and payable, whether at the Maturity Date or upon acceleration or by prepayment or otherwise. The Maturity Date will be extended by successive thirty day periods (up to a maximum extension of 90 days) (i) if and each time the Borrower makes a payment of $100,000 of principal (plus any accrued interest) on or before any Maturity Date, or (ii) if and each time following the original Maturity Date, Holder converts at least $100,000 in principal under this Note into Common Stock within 15 days following the Maturity Date. This Note may not be prepaid in whole or in part except as otherwise explicitly set forth herein. Any amount of principal or interest on this Note which is not paid when due shall bear interest at the rate of twenty four percent (24%) per annum from the due date thereof until the same is paid (“Default Interest”). Interest shall commence accruing on the Issue Date and shall be computed on the basis of a 365-day year and the actual number of days elapsed. All payments due hereunder (to the extent not converted into Borrower's common stock, $0.0001 par value per share (the “Common Stock”) in accordance with the terms hereof shall be made in lawful money of the United States of America. All payments shall be made at such address, as Holder shall hereafter give to Borrower by written notice made in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. As used in this Note, the term “Business Day” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the city of New York, New York are authorized or required by law or executive order to remain closed. Each capitalized term used herein, and not otherwise defined, shall have the meaning ascribed thereto in that certain Note Purchase Agreement by and between Borrower and Holder, pursuant to which this Note was originally issued (the “Purchase Agreement”). Notwithstanding anything to the contrary herein, the Note (including all outstanding principal and accrued interest) will be immediately due and payable upon closing by the Borrower of any financing transaction in which the Borrower receives gross proceeds of at least $2,000,000 (a “Qualified Financing”).

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The following additional terms shall apply to this Note:

ARTICLE I. CONVERSION RIGHTS

1.1         Conversion Right. If an Event of Default occurs, or if Holder fails to repay the Note in full on the original Maturity Date, the Holder shall have the right thereafter, from time to time, and at any time while this Note is outstanding to convert all or any part of the outstanding and unpaid principal amount of this Note into fully paid and non- assessable shares of Common Stock, as such Common Stock exists on the Issue Date, or any shares of capital stock or other securities of the Borrower into which such Common Stock shall hereafter be changed or reclassified at the conversion price (the “Conversion Price”) determined as provided herein (a “Conversion”); provided, however, that in no event shall Holder be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Notes or the un-exercised or unconverted portion or any other security of Borrower subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations issued thereunder, provided, further, however that the limitations on conversion may be waived by Holder upon, at the election of Holder, not less than 61 days' prior notice to Borrower, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date, as determined by Holder, as may be specified in such notice of waiver). The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing the Conversion Amount (as defined below) by the applicable Conversion Price then in effect on the date specified in the notice of conversion, in the form attached hereto as Exhibit A (the “Conversion Notice”), delivered to Borrower by Holder in accordance with Section 1.4 below; provided that the Conversion Notice is submitted by facsimile or e-mail (or by other means resulting in, or reasonably expected to result in, notice) to Borrower before 6:00 pm New York, New York time on such conversion date (the “Conversion Date”). The term “Conversion Amount" means, with respect to any conversion of this Note, the sum of (1) the principal amount of this Note to be converted in such conversion plus (2) at Holder's option, accrued and unpaid interest, if any, on such principal amount at the interest rate provided in this Note through the Conversion Date, plus (3) any fees associated with delivery of shares imposed on the Holder by the Transfer Agent.

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1.2         Conversion Price. The Conversion Price shall equal the Variable Conversion Price (as defined herein) (subject to equitable adjustments for stock splits, stock dividends or rights offerings by Borrower relating to Borrower’s securities or the securities of any subsidiary of Borrower, combinations, recapitalization, reclassifications, extraordinary distributions and similar events). As used in this Agreement, the “Variable Conversion Price” shall mean 60% multiplied by the Market Price (as defined herein) (representing a discount rate of 40%). “Market Price” means the lowest price at which the Common Stock was traded on the OTCQB, or other applicable trading market, as reported by a reliable reporting service (e.g. Bloomberg LP) during the 30 Trading Days immediately preceding the Conversion Date.

1.3         Authorized Shares. The Borrower covenants that during the period the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of Common Stock upon the full conversion of this Notes issued pursuant to the Purchase Agreement. The Borrower is required at all times to have authorized and reserved the Reserved Amount pursuant to the Purchase Agreement. If at any time the Reserved Amount is less than three times the number of shares that is actually issuable upon full conversion of the Notes, then the Borrower will take immediate steps to increase the reserve but in any event will increase the reserve within forty-five (45) days of the Reserved Amount falling below three times the number of shares that is actually issuable upon full conversion of the Notes. Without limiting the generality of the foregoing, in the event the Borrower does not have sufficient authorized shares of Common Stock to maintain the Reserved Amount equal to 300% of the number of shares issuable upon full conversion of the Notes, the Borrower shall take immediate action to increase its authorized shares of Common Stock, including the filing of a Schedule 14A or Schedule 14C, as applicable (if the Borrower is then subject to such requirements), with the SEC, within 20 days of receiving a request by the Holder, so as to increase the Reserved Amount within 45 days of the Reserved Amount falling below three times the number of shares issuable upon full conversion of the Notes. The Reserved Amount shall be increased from time to time in accordance with the Borrower’s obligations hereunder and under the Purchase Agreement. The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. In addition, if Borrower shall issue any securities or make any change to its capital structure which would change the number of shares of Common Stock into which the Notes shall be convertible at the then current Conversion Price, Borrower shall at the same time make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Notes. Borrower (i) acknowledges that it has irrevocably instructed its transfer agent to issue Conversion Shares for the Common Stock issuable upon conversion of this Note, and (ii) agrees that its issuance of this Note shall constitute full authority to its officers and agents who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock in accordance with the terms and conditions of this Note.

1.4	Method of Conversion.

a.	Mechanics of Conversion. Subject to Section 1.1, this Note may be converted by Holder in whole or in part at any time from time to time after the Issue Date, by (a) submitting to Borrower a Conversion Notice by facsimile (with receipt confirmation from recipient), e-mail or other reasonable means of communication dispatched on the Conversion Date prior to 6:00 p.m., Eastern Standard Time and (b) subject to Section 1.4(b), surrendering this Note at the principal office of Borrower.

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b.	Surrender of Note Upon Conversion. Notwithstanding anything to the contrary set forth herein, upon conversion of this Note in accordance with the terms hereof, Holder shall not be required to physically surrender this Note to Borrower unless the entire unpaid principal amount of this Note is so converted. Holder and Borrower shall maintain records showing the principal amount so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to Holder and Borrower, so as not to require physical surrender of this Note upon each such conversion. Holder and any assignee, who is an “accredited investor” as defined under Rule 501(a), by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted principal amount of this Note represented by this Note may be less than the amount stated on the face hereof.

c.	Payment of Taxes. Borrower shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock or other securities or property on conversion of this Note in a name other than that of Holder (or in street name), and Borrower shall not be required to issue or deliver any such shares or other securities or property unless and until the person or persons (other than Holder or the custodian in whose street name such shares are to be held for Holder's account) requesting the issuance thereof shall have paid to Borrower the amount of any such tax or shall have established to the satisfaction of Borrower that such tax has been paid.

d.	Delivery of Common Stock upon Conversion. Upon receipt by Borrower from Holder of a facsimile transmission (with receipt confirmation from recipient) or e-mail (or other reasonable means of communication) of a Conversion Notice meeting the requirements for conversion as provided in this Section 1.4, Borrower shall issue Conversion Shares to the Holder by crediting the account of the Holder’s broker with The Depository Trust Borrower through its Deposit or Withdrawal at Custodian system (“DWAC”) or Direct Registration System (“DRS”) if the Borrower is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Conversion Shares to or resale of the Conversion Shares by the Holder or (B) Rule 144 or any other applicable exemption from registration is available for the resale of the Conversion Shares, and otherwise by physical delivery to the address specified by the Holder on or before three (3) Business Days after such receipt (the “Deadline”) (and, solely in the case of conversion of the entire unpaid principal amount hereof, surrender of this Note) in accordance with the terms hereof and the Purchase Agreement.

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e.	Obligation of Borrower to Deliver Common Stock; Liquidated Damages. Upon receipt by Borrower of a Conversion Notice, Holder shall be deemed to be Holder of record of the Common Stock issuable upon such conversion, the outstanding principal amount and the amount of accrued and unpaid interest on this Note shall be reduced to reflect such conversion, and, unless Borrower defaults on its obligations under this Article I, all rights with respect to the portion of this Note being so converted shall forthwith terminate except the right to receive the Common Stock or other securities, cash or other assets, as herein provided, on such conversion. If Holder shall have given a Conversion Notice as provided herein, Borrower’s obligation to issue and deliver the Conversion Shares shall be absolute and unconditional, irrespective of the absence of any action by Holder to enforce the same, any waiver or consent with respect to any provision thereof, the recovery of any judgment against any person or any action to enforce the same, any failure or delay in the enforcement of any other obligation of Borrower to Holder of record, or any setoff; counterclaim, recoupment, limitation or termination, or any breach or alleged breach by Holder of any obligation to Borrower, and irrespective of any other circumstance which might otherwise hint such obligation of Borrower to Holder in connection with such conversion. The Conversion Date specified in the Conversion Notice shall be the Conversion Date so long as the Conversion Notice is received by Borrower before 6:00 p.m., Eastern Standard Time, on such date. If the Borrower fails for any reason to deliver to the Holder Conversion Shares by the Deadline, the Borrower shall pay to the Holder, in cash, as liquidated damages and not as a penalty, $1,000 per Trading Day (increasing to $2000 per Trading Day on the fifth (5th) Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Deadline until such certificates are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages or declare an Event of Default pursuant to Article III hereof for the Borrower’s failure to deliver Conversion Shares within the period specified herein and the Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

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f.	Failure to Deliver Common Stock Prior to Deadline; Compensation for Buy-In. Should Borrower fail to deliver the Common Stock by the Deadline then Holder, at any time, prior to selling all of the shares being converted, may rescind any portion, in whole or in part, of that particular conversion, attributable to the unsold shares and have the rescinded conversion amount returned to the principal sum with the rescinded conversion shares returned to the Borrower. In addition to any other rights available to the Holder, if the Borrower fails for any reason to deliver to the Holder Conversion Shares by the Deadline, and if after such Deadline the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Conversion Shares which the Holder was entitled to receive upon the conversion relating to such Deadline (a “Buy-In”), then the Borrower shall (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount, if any, by which (x) the Holder’s total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that the Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of the Holder, either reissue (if surrendered) this Note in a principal amount equal to the principal amount of the attempted conversion (in which case such conversion shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued if the Borrower had timely complied with its delivery requirements under Section 1.4(d). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of this Note with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Borrower shall be required to pay the Holder $1,000. The Holder shall provide the Borrower written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Borrower, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Borrower’s failure to timely deliver certificates representing shares of Common Stock upon conversion of this Note as required pursuant to the terms hereof.

1.5	Concerning the Shares. Buyer understands that the Note, and until such time as the Conversion Shares have become eligible for legend removal pursuant to Section 2(g) of the Purchase Agreement, the Conversion Shares may bear a restrictive legend in substantially the form set forth in Section 2(g) of the Purchase Agreement.

1.6	Effect of Certain Events.

a.	Effect of Merger, Consolidation, Etc. At the option of Holder, the sale, conveyance or disposition of all or substantially all of the assets of Borrower, the effectuation by Borrower of a transaction or series of related transactions in which more than 50% of the voting power of Borrower is disposed of, or the consolidation, merger or other business combination of Borrower with or into any other Person (as defined below) or Persons when Borrower is not the survivor shall be treated pursuant to Section 1.6(b) hereof.

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b.	Adjustment Due to Merger, Consolidation, Etc. If, at any time when this Note is issued and outstanding and prior to conversion of all of the Notes, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of Borrower shall be changed into the same or a different number of shares of another class or classes of stock or securities of Borrower or another entity, or in case of any sale or conveyance of all or substantially all of the assets of Borrower other than in connection with a plan of complete liquidation of Borrower, then Holder of this Note shall thereafter have the right to receive upon conversion of this Note, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities or assets which Holder would have been entitled to receive in such transaction had this Note been converted in full immediately prior to such transaction (without regard to any limitations on conversion set forth herein), and in any such case appropriate provisions shall be made with respect to the rights and interests of Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Conversion Price and of the number of shares issuable upon conversion of the Note) shall thereafter be applicable, as nearly as may be practicable in relation to any securities or assets thereafter deliverable upon the conversion hereof. Borrower shall not affect any transaction described in this Section 1.6(b) unless (a) it first gives, to the extent practicable, thirty (30) days prior written notice (but in any event at least fifteen (15) days prior written notice) of the record date of the special meeting of shareholders to approve, or if there is no such record date, the consummation of, such merger, consolidation, exchange of shares, recapitalization, reorganization or other similar event or sale of assets (during which time Holder shall be entitled to convert this Note) and (b) the resulting successor or acquiring entity (if not Borrower) assumes by written instrument the obligations of this Section 1.6(b). The above provisions shall similarly apply to successive consolidations, mergers, sales, transfers or share exchanges.

c.	Adjustment due to Distribution. If Borrower shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to Borrower's shareholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a “Distribution”), then Holder of this Note shall be entitled, upon any conversion of this Note after the date of record for determining shareholders entitled to such Distribution, to receive the amount of such assets which would have been payable to Holder with respect to the shares of Common Stock issuable upon such conversion had such Holder been Holder of such shares of Common Stock on the record date for the determination of shareholders entitled to such Distribution.

d.	Notice of Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price as a result of the events described in this Section 1.6, Borrower, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. Borrower shall, upon the written request at any time of Holder, furnish to such Holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of the Note.

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1.7	Status as Shareholder. Upon submission of a Conversion Notice by a Holder, (i) the shares covered thereby (provided the Reserved Amount fully covers the dollar amount being converted and that such shares meet the conditions set forth in Section 1.1 above) shall be deemed converted into shares of Common Stock and (ii) Holder’s rights as a Holder of such converted portion of this Note shall cease and terminate, excepting only the right to receive certificates (or electronic transmissions into Holder’s broker account) for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such holder because of a failure by Borrower to comply with the terms of this Note. Notwithstanding the foregoing, if a Holder has not received certificates (or transfer in the form of electronic transmission into Holder's broker account) for all shares of Common Stock prior to the tenth (10th) Business Day after the expiration of the Deadline with respect to a conversion of any portion of this Note for any reason, then (unless Holder otherwise elects to retain its status as a holder of Common Stock by so notifying Borrower) Holder shall regain the rights of a Holder of this Note with respect to such unconverted portions of this Note and Borrower shall, as soon as practicable, return such unconverted Note to Holder or, if the Note has not been surrendered, adjust its records to reflect that such portion of this Note has not been converted. In all cases, Holder shall retain all of its rights and remedies, to the extent required thereby, for Borrower's failure to convert this Note.

1.8	Prepayment. Notwithstanding anything to the contrary contained in this Note, so long as Borrower has not received a Conversion Notice from Holder, then at any time during the period beginning on the Issue Date, Borrower shall have the right, exercisable on not less than ten (10) days’ prior written notice to Holder of the Note to prepay the outstanding Note (principal and accrued interest), in full or in part, in accordance with this Section 1.8. Any notice of prepayment hereunder (an “Optional Prepayment Notice”) shall be delivered to Holder of the Note at its registered addresses by facsimile (with receipt confirmation by recipient) or email and shall state: (i) that Borrower is exercising its right to prepay the Note, and (ii) the principal and interest amount and date of prepayment which shall be not less than ten (10) Trading Days or more than twelve days from the date of the Optional Prepayment Notice. On the date fixed for prepayment (the “Optional Prepayment Date”), which must be no less than ten (10) and no later than twelve (12) days from the date of the Optional Prepayment Notice, Borrower shall make payment of the Optional Prepayment Amount (as defined below) to or upon the order of Holder as specified by Holder in writing to Borrower. If the Borrower exercises its right to prepay the Note, the Borrower shall make payment to the Holder of an amount in cash (the “Optional Prepayment Amount”) equal to the percentage (“Prepayment Percentage”) as set forth in the table immediately following this paragraph opposite the applicable Prepayment Period, multiplied by the sum of: (w) the then outstanding principal amount of this Note being prepaid plus (x) accrued and unpaid interest on the unpaid principal amount of this Note being prepaid to the Optional Prepayment Date. For the avoidance of doubt, the Holder may convert any outstanding part of this Note during the period from delivery of the Optional Prepayment Notice until the Optional Prepayment Date.

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Prepayment Period	Prepayment Percentage
1. The period beginning on the Issue Date and ending on the date which is sixty (60) days following the Issue Date.	115%
2. The period beginning on the date which is sixty-one (61) days following the Issue Date and thereafter.	125%

ARTICLE III. EVENTS OF DEFAULT/INDEMNITY

If any of the following events occur (each, an “Event of Default”), the Holder shall be entitled to consider the Borrower to be in default and this Note shall become immediately due and payable:

3.1	Failure to Pay Principal or Interest. Borrower fails to pay the principal hereof or interest thereon when due on this Note, whether at the Maturity Date, upon acceleration or otherwise (including, without limitation, any failure to repay the Note upon completion of a Qualified Financing in accordance herewith, or any failure to prepay the Note on an Optional Prepayment Date in accordance with Section 1.8).

3.2	Conversion and the Shares. Borrower fails to issue shares of Common Stock to Holder (or announces or threatens in writing that it will not honor its obligation to do so) upon exercise by Holder of the conversion rights of Holder in accordance with the terms of this Note, fails to transfer or cause its transfer agent to transfer or issue any certificate (or electronic transmission) for shares of Common Stock issued to Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note, directs its transfer agent not to transfer or delays, impairs, and/or hinders its transfer agent in transferring (or issuing) (electronically or in certificated form) the shares of Common Stock to be issued to Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note, or fails to remove (or directs its transfer agent not to remove or impairs, delays, and/or hinders its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued to Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note and the Purchase Agreement (or makes any written announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any written announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for three (3) Business Days after Holder shall have delivered a Conversion Notice.

3.3	Breach of Covenants. Borrower breaches any material covenant or other material term or condition contained in this Note and any collateral documents including but not limited to the Purchase Agreement (including, without limitation, any failure to complete a Closing in accordance with the Purchase Agreement, any failure to maintain the Reserved Amount, or the Borrower providing Holder with material nonpublic information in violation of Section 4(j) of the Purchase Agreement).

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3.4	Breach of Representations and Warranties. Any representation or warranty of Borrower made herein or in any agreement, statement or certificate given in pursuant hereto or in connection herewith (including, without limitation, the Purchase Agreement), shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of Holder with respect to this Note or the Purchase Agreement.

3.5	Receiver or Trustee. Borrower or any subsidiary of Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

3.6	Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against Borrower or any subsidiary of Borrower.

3.7	Delisting of Common Stock. The Borrower shall fail to maintain the listing of the Common Stock on the OTC (which specifically includes, OTCBB, OTCQB, OTCPK and the Pink Sheets electronic quotation system) or any national securities exchange.

3.8	Liquidation. Any dissolution, liquidation, or winding up of Borrower or any substantial portion of its business.

3.9	DTC Chill. A “Chill” restriction shall be placed on the Common Stock by the Depository Trust Borrower ("DTC").

3.10	Cessation of Operations. The Borrowers ceases operations.

3.11	Judgement Against Borrower. Any monetary judgment, writ or similar final process shall be entered or filed against the Borrower, any subsidiary or any of their respective property or other assets for more than $50,000.

3.12	Replacement of Transfer Agent. The Borrower replaces its transfer agent.

3.13	Reverse Stock Split. The Borrower effectuates a reverse split, stock dividend or similar transaction of its Common Stock without twenty (20) calendar days’ notice to the Holder.

3.14	No Bid Price. There is no bid price for the Common Stock.

3.15	Cross-Default. The Borrower or any subsidiary thereof shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $50,000, whether such indebtedness now exists or shall hereafter be created and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

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3.16	The Company shall fail to maintain sufficient reserved shares pursuant to Section 1.3 of this Note or fails to file a Schedule 14A or 14C, as applicable, within 20 days of receiving a request of the Holder in accordance with Section 1.3 .

3.17	The Company fails to file with the SEC any required reports under Section 13 or 15(d) of the Exchange Act such that it is not in compliance with Rule 144(c)(1) (or Rule 144(i)(2), if applicable).

3.18	Remedies upon a Default. Notwithstanding anything to the contrary contained in this Note, upon the occurrence of an Event of Default under Article III, exercisable through the delivery of written notice to Borrower by the Holder (the “Default Notice”), the Note shall become immediately due and payable and Borrower shall pay to Holder, in full satisfaction of its obligations hereunder, an amount equal to: 140% times the outstanding principal amount of this Note as of the date of payment (“Mandatory Prepayment Date”) plus Default Interest and all other amounts payable hereunder, such as accrued and unpaid interest and liquidated damages, shall immediately become due and payable, all without demand, presentment or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, legal fees and expenses, of collection (“Default Amount”), and Holder shall be entitled to exercise all other rights and remedies available at law or in equity. Additionally, the Variable Conversion Price shall decrease by five percent (5%) upon each Event of Default.

ARTICLE IV. MISCELLANEOUS

4.1	Failure or Indulgence Not Waiver. No failure or delay on the part of Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2	Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be made in accordance with the Purchase Agreement.

4.3	Amendments. This Note and any provision hereof may only be amended by an instrument in writing signed by Borrower and Holder. The term “Note” and all reference thereto, as used throughout this instrument, shall mean this instrument (and, if applicable, the other Notes issued pursuant to the Purchase Agreement) as originally executed, or if later amended or supplemented, then as so amended or supplemented.

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4.4	Assignability. This Note shall be binding upon Borrower and its successors and assigns, and shall inure to the benefit of Holder and its successors and assigns. Each transferee of this Note must be an “accredited investor” as defined in Rule 501(a) of the Securities Act. Notwithstanding anything in this Note to the contrary, this Note may be pledged as collateral in connection with a bona fide margin account or other lending arrangement in compliance with applicable securities rules and regulations.

4.5	Cost of Collection. If default is made in the payment of this Note, Borrower shall pay Holder hereof all costs of collection, including reasonable attorneys' fees.

4.6	Governing Law. This Note shall be governed by and construed in accordance with the laws of New York applicable to contracts made and wholly to be performed within the State of New York and shall be binding upon the successors and assigns of each party hereto. The Holder and the Borrower hereby mutually waive trial by jury and consent to exclusive jurisdiction and venue in the courts of the State of New York.

4.7	Note Purchase Agreement. By its acceptance of this Note, each party agrees to be bound by the applicable terms of the Note Purchase Agreement between the Borrower and the Holder.

4.8	Notice of Corporate Events. Except as otherwise provided below, Holder of this Note shall have no rights as a Holder of Common Stock unless and only to the extent that it converts this Note into Common Stock. At any time at which this Note is convertible into Common Stock, Borrower shall provide Holder with prior notification of any meeting of Borrower's shareholders (and copies of proxy materials and other information sent to shareholders). At any time at which this Note is convertible into Common Stock, in the event of any taking by Borrower of a record of its shareholders for the purpose of determining shareholders who are entitled to receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire (including by way of merger, consolidation, reclassification or recapitalization) any share of any class or any other securities or property, or to receive any other right, or for the purpose of determining shareholders who are entitled to vote in connection with any proposed sale, lease or conveyance of all or substantially all of the assets of Borrower or any proposed liquidation, dissolution or winding up of Borrower, Borrower shall mail a notice to Holder, at least twenty (20) days prior to the record date specified therein (or thirty (30) days prior to the consummation of the transaction or event, whichever is earlier), of the date on which any such record is to be taken for the purpose of such dividend, distribution, right or other event, and a brief statement regarding the amount and character of such dividend, distribution, right or other event to the extent known at such time. Borrower shall make a public announcement of any event requiring notification to Holder hereunder substantially simultaneously with the notification to Holder in accordance with the terms of this Section 4.8.

4.9	Severability. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

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4.10	Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

4.11	Headings. The headings contained herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

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IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed by a duly authorized officer as of the date first above indicated.

NUGENE INTERNATIONAL, INC.

By:
Name:
Title:

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EXHIBIT A: NOTICE OF CONVERSION

The undersigned hereby elects to convert $[                                    ] of the Note (defined below) into the number of shares of Common Stock of NuGene International, Inc. (the “Borrower”) to be issued pursuant to the conversion of the Note as set forth below according to the conditions of the Convertible Promissory Note of Borrower dated ________, 2016 (the "Note"). No fee will be charged to Holder for any conversion, except for transfer taxes, if any.

Box Checked as to applicable instructions:

☐	The Borrower shall electronically transmit the Common Stock issuable pursuant to this Conversion Notice to the account of the undersigned or its nominee with DTC through its Deposit Withdrawal Agent Commission system ("DWAC Transfer"). This election shall only be effective if the Borrower’s transfer agent is a participating member of DTC's DWAC program and the Borrower is DWAC eligible.

Name of DTC Prime Broker:

Account Number:

☐	The undersigned hereby requests that the Borrower issue a certificate or certificates for the number of shares of Common Stock set forth below (which numbers are based on the Holder's calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

Date of Conversion: __________________

Applicable Conversion Price: _______________

Number of Shares of Common Stock to be Issued: _________________

By:
Name:
Title:

Date:

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